UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of May, 2016

Commission File Number 001-35948

Kamada Ltd.
(Translation of registrant’s name into English)

7 Sapir St.
Kiryat Weizmann Science Park
P.O Box 4081
Ness Ziona 74140
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statement File No. 333-192720.

KAMADA LTD.

Kamada Ltd. (the “Company”) announces that Mr. Saadia Ozeri has been appointed on May 8, 2016 to its Board of Directors.

Mr. Ozeri has extensive experience across a broad range of industries and geographies in business strategy, management and financing. Mr. Ozeri served as the Company's CFO from 2004 to 2007 leading its IPO in the Tel-Aviv Stock Exchange ("TASE"). He is a certified public accountant in Israel and also holds a Bachelor of Business degree majoring in Accountancy, from the College of Management – Academic Studies.  Mr. Ozeri is currently the CEO of Kuf Dalet (104) Ltd., a private holding company engaged in investments in Tech, Real Estate and Infrastructure.  Mr. Ozeri is also the Chairman of the Board of Rotshtein Nadlan Ltd., a real estate public company traded in the TASE.

Mr. Ozeri replaces Mr. Reuven Behar, who resigned from his position as a director of the Company, effective as of May 1, 2016.  Mr. Behar has served as a member of the Company’s board of directors since April 2013.  Mr. Behar, who is a partner with Fischer Behar Chen Well Orion & Co., which acts as the Company’s Israeli legal counsel, will continue to provide the Company with legal services through the firm.  The Company’s Board of Directors thanks Mr. Behar for his contributions during his service as a director of the Company and for his continued involvement with the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KAMADA LTD.

Date: May 9, 2016	By:	/s/ Gil Efron
Gil Efron
Deputy Chief Executive Officer and Chief Financial Officer